Items 1 through 11 and 13.
Item 12
SIGNATURES
EXHIBIT INDEX
EX-99.A.5.E: PRESS RELEASE

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

CV Therapeutics, Inc.
(Name of Subject Company—(Issuer))

Sturgeon Acquisition, Inc.
Astellas US Holding, Inc.
Astellas Pharma Inc.
(Names of Filing Persons—(Offerors))

Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)

126667104
(CUSIP Number of Class of Securities)

Masafumi Nogimori
President and Chief Executive Officer
Astellas Pharma Inc.
2-3-11 Nihonbashi-Honcho, Chuo-ku
Tokyo 103-8411
Japan
+81-3-3244-3000

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

Copy to:
Michael O. Braun, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, New York 10104
(212) 468-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,499,766,384.00	$58,940.82

*For purposes of calculating the amount of filing fee only in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934 (the “Exchange Act”). Based on the offer to purchase up to 93,735,399 shares of common stock, par value $0.001 per share of CV Therapeutics, Inc. (the “Company”), including the associated stock purchase rights, at a purchase price of $16.00 per share net to the seller in cash, without interest and subject to any required withholding of taxes. Such number of shares consists of (i) 64,234,229 shares of common stock issued and outstanding as of February 19, 2009, as reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “Company Form 10-K”), minus the 54,270 shares of common stock beneficially owned by the filing persons as of the date hereof, (ii) all options outstanding as of February 11, 2009 with respect to 8,834,500 shares of the Company’s common stock, as reported in the Company Form 10-K and a subsequent press release, (iii) all restricted stock units outstanding as of December 31, 2008 with respect to 1,673,736 shares of the Company’s common stock, as reported in the Company Form 10-K, (iv) all stock appreciation rights outstanding as of December 31, 2008 with respect to 56,250 shares of the Company’s common stock, as reported in the Company Form 10-K, (v) a maximum of 328,226 shares that are available for future grants under the Company’s Employee Stock Purchase Plan as of December 31, 2008, according to the Company Form 10-K, (vi) a maximum of 835,015 shares of common stock reserved for issuance for the conversion of the Company’s 2% Senior Subordinated Convertible Debentures due 2023 as reported in the Company Form 10-K, (vii) a maximum of 5,824,395 shares of common stock reserved for issuance for the conversion of the Company’s 2.75% Senior Subordinated Convertible Debentures due 2012 as reported in the Company Form 10-K, (viii) a maximum of 5,537,032 shares of common stock reserved for issuance for the conversion of the Company’s 3.25% Senior Subordinated Convertible Debentures due 2013 as reported in the Company Form 10-K, (ix) a maximum of 200,000 shares of the Company’s common stock that may be issued pursuant to the exercise of warrants as reported in the Company Form 10-K, and (x) a maximum of 6,266,286 shares of the Company’s common stock that are available for purchase by Azimuth Opportunity Ltd., as reported in the Company Form 10-K.

** The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act, as amended, by multiplying the transaction value by .00003930.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $58,940.82	Filing Party:	Sturgeon Acquisition, Inc. Astellas US Holding, Inc. Astellas Pharma Inc.

Form or Registration No.: SC TO	Date Filed: February 27, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 3 to Schedule TO (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 27, 2009 (“Schedule TO”) relating to the offer by Sturgeon Acquisition, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Astellas US Holding, Inc., a Delaware corporation and a wholly-owned subsidiary of Astellas Pharma Inc. (“Astellas”), a corporation formed under the laws of Japan, to purchase all issued and outstanding shares of the common stock, par value $0.001 per share (together with the associated stock purchase rights, the “Shares”), of CV Therapeutics, Inc. (the “Company”), a Delaware corporation, at a price of $16.00 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 27, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal, as each may be amended or supplemented from time to time. This Amendment No. 3 is being filed on behalf of Astellas, Astellas US Holding, Inc. and Purchaser. You should read this Amendment No. 3 together with the Schedule TO. All capitalized terms used in this Amendment No. 3 and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.

Items 1 through 11 and 13.

The Offer to Purchase is amended and supplemented as follows:

On March 16, 2009, Astellas, Astellas US Holding, Inc. and Purchaser terminated the Offer and issued a press release in connection therewith. The Offer was scheduled to expire at 12:01 a.m., New York City time, on March 27, 2009. No Shares were accepted for payment by Purchaser, and all Shares tendered to Purchaser will be promptly returned.

Item 12

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(E)	Press Release issued by Astellas Pharma Inc. dated March 16, 2009 regarding the termination of the offer.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated March 16, 2009

ASTELLAS PHARMA INC.

By:	/s/ Hirofumi Onosaka
Name:  Hirofumi Onosaka
Title: Senior Corporate Executive, Chief Financial Officer & Chief Strategy Officer

ASTELLAS US HOLDING, INC.

By:	/s/ Yoshihiko Hatanaka
Name:  Yoshihiko Hatanaka
Title: President & Chief Executive Officer

STURGEON ACQUISITION, INC.

By:	/s/ Yoshihiko Hatanaka
Name:  Yoshihiko Hatanaka
Title: President & Chief Executive Officer

EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)(A)	Offer to Purchase dated February 27, 2009.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*
(a)(1)(G)	Summary Advertisement as published on February 27, 2009.*
(a)(5)(A)	Press Release issued by Astellas Pharma Inc. dated February 27, 2009 regarding the commencement of the tender offer.*
(a)(5)(B)	Press Release issued by Astellas Pharma Inc. dated February 27, 2009 regarding the filing of a lawsuit against the Company.*
(a)(5)(C)	Complaint by Astellas US Holding, Inc. against the Company and its directors, filed in the Court of Chancery of the State of Delaware on February 27, 2009.*
(a)(5)(D)	Press Release issued by Astellas Pharma Inc. dated March 6, 2009 regarding the nomination of directors.*
(a)(5)(E)	Press Release issued by Astellas Pharma Inc. dated March 16, 2009 regarding the termination of the offer.
(b)	Not applicable.
(d)(A)	Stock Purchase Agreement between the Company and Fujisawa Healthcare, Inc. (predecessor-in-interest to Astellas US LLC, a current subsidiary of Astellas) dated as of July 10, 2000. (Filed as Exhibit 10.82 to the Company’s Quarterly Report on Form 10-Q for the Third Quarter 2000, and incorporated herein by reference.)
(d)(B)	Collaboration and License Agreement between the Company and Fujisawa Healthcare, Inc. dated as of July 10, 2000. (Filed as Exhibit 10.83 to the Company’s Quarterly Report on Form 10-Q for the Third Quarter 2000, and incorporated herein by reference.)
(d)(C)	Amendment to Collaboration and License Agreement dated as of August 30, 2005, between the Company and Astellas US LLC. (Filed as Exhibit 10.1 to the Company’s current Report on Form 8-K filed by the Company on September 6, 2005, and incorporated herein by reference.)
(d)(D)	Second Amendment to Collaboration and License Agreement effective January 1, 2006 between the Company and Astellas US LLC. (Filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the Second Quarter 2006, and incorporated herein by reference.)
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed with Schedule TO.